Exhibit 99.1

Ossen Innovation Announces $11.4 Million Contract Wins in Henan, Jiangxi, and Guangdong Province

Additionally, Chairman Tang Wins Prestigious “National Outstanding Contributors” Award

SHANGHAI, December 1, 2014 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has been awarded approximately $11.4 million contracts to supply its prestressed concrete (“PC”) strands/wires, both plain surface and coated, for the construction of three bridges in Jiaozuo, Henan Province, Ji’an, Jiangxi Province, and Zhaoqing, Guangdong Province. The construction of these bridges are expected to last over one year with delivery of our products to start in December 2014.

Additionally, Dr. Liang Tang, Chairman of Ossen, was recognized as one of the national winners of “National Outstanding Contributors” at the Fourth National Outstanding Contributors Awards Ceremony which took place in Beijing on November 25, 2014. Sponsored by four national ministries, the National Outstanding Contributors Award is a flagship national award given every other year to individuals who have made significant contributions to the society.

Dr. Tang commented, “We are pleased to announce these three contract wins in three Provinces. This, combined with the central government’s recent approval of 21 infrastructure projects, including 16 railways and 5 airports, with a total investment value of RMB 693.3 billion (approximately $113.2 billion), bodes well for our business as the central government steps up efforts to restore growth momentum.”

Dr. Tang Continued, “I am thrilled and humbled to be chosen as one of the national winners of this prestigious award. At Ossen, we strive to deliver the highest quality PC strands and wires for the construction of numerous highways and bridges both inside China and abroad, and are proud to make a positive contribution to our society through our innovation and dedication.”

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.

Feng Peng, Chief Financial Officer

Email: feng.peng@ossencorp.com

Phone: +86 (21) 6888-8886

Web: www.osseninnovation.com

Investor Relations

Weitian Group LLC

Phone: +1-917-609-0333

Email: tina.xiao@weitian-ir.com